Form N-SAR,
Sub-Item 77I
Terms of new or amended securities

Nuveen Quality Municipal Income Fund f/k/a Nuveen
Dividend Advantage Municipal Fund
811-09297

The Registrant has added new series of Preferred securities which are described in the Statements Establishing and Fixing the Rights and Preferences. These instruments are incorporated by reference to this Sub-Item 77Q1(d) the Form of which can be found in the SEC filing on Form DEF 14A on May 4, 2016, Accession No. 0001193125-16-
575439.